UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Collectors Universe, Inc.

(Name of Subject Company)

Cards Acquisition Inc.

(Offeror)

Cards Parent LP

(Parent of Offeror)

Cards Parent GP, LLC

D1 Capital Partners Master LP

Nathaniel S. Turner V

Daniel S. Sundheim

Steven A. Cohen

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Amanda Hector

Cards Parent LP

c/o D1 Capital Partners L.P.

9 West 57th Street, 36th Floor

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Marc Treviño, Audra Cohen, Matthew Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Edward Ackerman Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$698,009,518	$76,152.84

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 9,058,657 shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”) issued and outstanding multiplied by the offer price of $75.25 per share, (ii) 42,660 Shares issuable pursuant to outstanding restricted stock unit awards of Collectors Universe multiplied by the offer price of $75.25 per share and (iii) 174,557 Shares issuable pursuant to outstanding performance stock unit awards of Collectors Universe multiplied by the offer price of $75.25 per share. The foregoing share figures have been provided by Collectors Universe and are as of December 10, 2020, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $76,152.84	Filing Party: Cards Acquisition Inc.
Form or Registration No: Schedule TO	Date Filed: December 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on December 17, 2020 by Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Cards Parent LP (“Parent”), a Delaware limited partnership. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc. (“Collectors Universe”), a Delaware corporation, at a price of $75.25 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Cover Page to Schedule TO.

The information set forth on the cover page of the Schedule TO regarding the Names of the Filing Persons is hereby amended and restated in its entirety as set forth below:

“Cards Acquisition Inc.

(Offeror)

Cards Parent LP

(Parent of Offeror)

Cards Parent GP, LLC

D1 Capital Partners Master LP

Nathaniel S. Turner V

Daniel S. Sundheim

Steven A. Cohen

(Other Persons)

(Names of Filing Persons)”

Item 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The information set forth in the section of the Offer to Purchase entitled “Acceptance for Payment and Payment for Shares” is hereby amended and supplemented by deleting the phrase “as promptly as practicable” in the first sentence of the first paragraph of such section and replacing it with “promptly”, such that the first sentence of the first paragraph of such section, as amended, shall read as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” Purchaser will (a) promptly after the Expiration Date accept for payment all Shares validly tendered (and not properly withdrawn pursuant to the Offer) prior to the Expiration Date and (b) promptly after the Offer Acceptance Time, pay for such Shares.”

2. All references to “Certain Information Concerning Parent and Purchaser” in the Offer to Purchase are hereby amended and replaced with “Certain Information Concerning Parent, Purchaser, Parent GP, D1 Master Fund, Turner, Sundheim and Cohen”.

3. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by adding the following sentence after the second sentence of the third paragraph of the subsection entitled “General”:

“Parent GP was formed on November 20, 2020, solely for the purpose of engaging in the Transactions, and has not engaged in any business activities other than as incidental to its formation and in connection with the Transactions, including the Offer and the Merger, and arranging of the financing in connection with such Transactions.”

4. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by adding the following sentence at the end of the fifth paragraph of the subsection entitled “General”:

“D1 Master Fund is the master fund from which D1 Capital Partners makes investments, and is indirectly controlled by Sundheim through its general partner, D1 Capital Partners GP Sub LLC, a Delaware limited liability company (“D1 GP Sub”).”

5. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Background” and replacing it with the following paragraph:

“Otherwise, except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, during the last five (5) years, none of Turner, Sundheim, Cohen, D1 Master Fund, D1 GP Sub, Parent, Purchaser and the other Card Entities (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.”

6. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Beneficial Ownership of Shares” and replacing it with the following paragraph:

“Otherwise, except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (a) none of Turner, Sundheim, Cohen, D1 Master Fund, D1 GP Sub, Parent, Purchaser or the other Card Entities or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (b) none of Turner, Sundheim, Cohen, D1 Master Fund, D1 GP Sub, Parent, Purchaser or the other Card Entities or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the persons listed in Schedule I to this Offer to Purchase has effected any transaction in respect of any Shares during the past sixty (60) days.”

7. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Contracts Concerning the Shares” and replacing it with the following paragraph:

“Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Turner, Sundheim, Cohen, D1 Master Fund, D1 GP Sub, Parent, Purchaser or the other Card Entities has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Collectors Universe (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).”

8. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Business Relationships” and replacing it with the following paragraph:

“Otherwise, except as set forth in this Offer to Purchase, as of the date hereof, none of Turner, Sundheim, Cohen, D1 Master Fund, D1 GP Sub, Parent, Purchaser or the other Card Entities has had any business relationship or transaction with Collectors Universe or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.”

9. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Extraordinary Transactions” and replacing it with the following paragraph:

“Otherwise, except as set forth in this Offer to Purchase, as of the date hereof, there have been no material contacts, negotiations or transactions between Turner, Sundheim, Cohen, D1 Master Fund, D1 GP Sub, Parent, Purchaser, the other Card Entities or any of their subsidiaries, on the one hand, and Collectors Universe or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.”

10. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is hereby amended and supplemented by deleting the paragraphs in the subsection entitled “Certain Litigation Matters” in their entirety and replacing them with the following paragraphs:

“In December 2020, six lawsuits were filed by purported stockholders of Collectors Universe regarding the Offer and the Merger. The six lawsuits are captioned Hicks v. Collectors Universe, Inc., et al., Case No. l:20-cv-10863 (S.D.N.Y.) (filed Dec. 23, 2020); Stefano v. Collectors Universe, Inc., Case No. l:20-cv-10872 (S.D.N.Y.) (filed Dec. 23, 2020); Stein v. Collectors Universe, Inc., et al., Case No. 8:20-cv-02418 (C.D. Cal.) (filed Dec. 23, 2020); Palkon v. Collectors Universe, Inc., et al., Case No. 2:20-cv-06487 (E.D. Pa.) (filed Dec. 24, 2020); McGrath v. Collectors Universe, Inc., et al., Case No. 1:20-cv-11010 (S.D.N.Y.) (filed Dec. 29, 2020); and Sharp v. Collectors Universe, Inc., et al., Case No. 2:20-cv-20594 (D.N.J.) (filed Dec. 30, 2020) (which we refer to collectively as the “Complaints”). Each of the Complaints names as defendants Collectors Universe and the members of the Collectors Universe Board, and the Stefano Complaint also names Parent and Purchaser as defendants. The Complaints generally allege violations of Sections l4(e), l4(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and the Hicks Complaint also asserts a common law claim for breach of fiduciary duty against the members of the Collectors Universe Board. Additional lawsuits may be filed against Collectors Universe, the Collectors Universe Board, Parent and/or Purchaser in connection with the Offer, the Merger, the Schedule TO and/or the Schedule l4D-9.

The Complaints generally allege that the Schedule l4D-9 (as filed with the SEC on December 17, 2020) contains materially incomplete and misleading information concerning: (a) Collectors Universe’s financial projections; (b) the financial analyses performed by Houlihan Lokey; and (c) the background and process leading up to the Merger, including the settlement agreement we entered into with Alta Fox on September 29, 2020, and Deborah A. Farrington’s recusal from deliberations of the Collectors Universe Board in connection with approving the Transactions. The Stefano, Palkon, and Sharp Complaints also allege that the Schedule l4D-9 contains materially incomplete and misleading information regarding (a) Houlihan Lokey’s compensation and potential conflicts of interest, and (b) whether Collectors Universe entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions.

The Complaints seek, among other things, (a) to enjoin the defendants from proceeding with the Offer or the Merger; (b) to cause the defendants to disseminate revised disclosures; (c) to rescind the Merger or recover damages in the event that the Merger is consummated; (d) a declaration that the respective defendants violated Sections 14(e), l4(d), and 20(a) of the Exchange Act and Rule l4a-9 promulgated thereunder; and (e) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief. The parties believe the Complaints are without merit and intend to vigorously defend against the Complaints.”

11. The information set forth in Schedule I to the Offer to Purchase is hereby amended and supplemented by adding the following as a new subsection entitled “D1 Master Fund” after the subsection entitled “D1 Capital Partners” in Schedule I:

“D1 Master Fund

D1 Master Fund, a Cayman exempt limited partnership, is the master fund from which D1 Capital Partners makes investments, and is indirectly controlled by Sundheim through its general partner, D1 GP Sub.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2021

CARDS ACQUISITION INC.

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

CARDS PARENT LP

By: Cards Parent GP LLC its General Partner

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	Authorized Signatory

CARDS PARENT GP LLC

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

D1 CAPITAL PARTNERS MASTER LP

By: D1 Capital Partners GP Sub LLC its General Partner

By:	/s/ Daniel S. Sundheim
Name:	Daniel S. Sundheim
Title:	Authorized Signatory

NATHANIEL S. TURNER V

/s/ Nathaniel S. Turner V

DANIEL S. SUNDHEIM

/s/ Daniel S. Sundheim

STEVEN A. COHEN

/s/ Steven A. Cohen

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A) *	Offer to Purchase, dated December 17, 2020.

(a)(1)(B) *	Letter of Transmittal.

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Summary Advertisement, published on December 17, 2020 in The New York Times.

(a)(1)(G)*	Press Release, dated November 30, 2020, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the U.S. Securities and Exchange Commission on December 7, 2020.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated November 30, 2020, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the U.S. Securities and Exchange Commission on December 1, 2020.

(d)(2)*	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V.

(d)(3)*	D1 Capital Partners L.P. Form of Acknowledgement, dated October 28, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(4)*	Cohen Private Ventures, LLC Form of Acknowledgement, dated November 22, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(5)*	Equity Commitment Letter, dated November 30, 2020, by and between D1 Capital Partners Master LP and Parent.

(d)(6)*	Equity Commitment Letter, dated November 30, 2020, by and between CPV Investments VI, LLC and Parent.

(d)(7)*	Limited Guarantee, dated November 30, 2020, by D1 Capital Partners Master LP in favor of Collectors Universe.

(d)(8)*	Limited Guarantee, dated November 30, 2020, by CPV Investments VI, LLC in favor of Collectors Universe.

(d)(9)*	Back-to-Back Commitment Letter, dated November 30, 2020, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.